UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALTIMMUNE, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

02155H 101

(CUSIP Number)

Philip Hodges

Redmont Capital

820 Shades Creek Parkway, Suite 1200

Birmingham, AL 35209

Tel No: (205) 943-5646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02155H 101

1.	Names of reporting persons Philip Hodges
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 583,691
	8.	Shared voting power 0
	9.	Sole dispositive power 583,691
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 583,691
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 3.7%
14.	Type of reporting person (see instructions) IN

1.	Names of reporting persons Redmont Venture Partners, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 36,785
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,785

11.	Aggregate amount beneficially owned by each reporting person 36,785
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 0.2%
14.	Type of reporting person (see instructions) CO

1.	Names of reporting persons Redmont VAXN Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 0
14.	Type of reporting person (see instructions) OO

CUSIP No. 02155H 101

1.	Names of reporting persons Paradigm Venture Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,455
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,455

11.	Aggregate amount beneficially owned by each reporting person 4,455
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 0.03%
14.	Type of reporting person (see instructions) PN

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 15, 2017 and Amendment No. 1 filed by the Reporting Persons on August 22, 2017 (as amended, the “Original Schedule 13D”, and together with this Amendment No. 2, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) Each of Redmont, Paradigm, and Redmont VAXN hold shares of Common Stock in the following individual amounts:

Reporting Person	Shares of Common Stock
Redmont	36,785
Paradigm	4,455
Redmont VAXN	0

Mr. Hodges has sole voting and dispositive control with respect to all securities held by Redmont and Paradigm, and with respect to 531,035 shares of Common Stock held by Paradigm Venture Partners I, LLC. Mr. Hodges disclaims beneficial ownership of such securities. In addition, Mr. Hodges holds 11,416 shares of Common Stock directly.

See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons. The percentage amounts are based on 15,586,138 shares of Common Stock of the Issuer outstanding as of September 1, 2017.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) On October 17, 2017, Redmont VAXN distributed to its members, pro rata and without consideration, 1,278,471 shares of the Issuer’s common stock. Mr. Hodges and Paradigm Venture Partners I, LLC, each as members of Redmont VAXN, received 11,416 and 531,035 shares of the Issuer’s common stock, respectively, through Redmont VAXN’s distribution.

(d) Other than disclosed in Item 2 of the Original Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) As a result of the distribution described in Item 5(c) of this Amendment No. 2, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on October 17, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 19, 2017

/s/ Philip Hodges
Philip Hodges

REDMONT VENTURE PARTNERS, INC.

/s/ Philip Hodges
By: Philip Hodges
Its: Authorized Signatory

REDMONT VAXN CAPITAL HOLDINGS, LLC

/s/ Philip Hodges
By: Philip Hodges
Its: Authorized Signatory

PARADIGM VENTURE PARTNERS, L.P.

/s/ Philip Hodges
By: Philip Hodges
Its: Authorized Signatory

Exhibit Index

Exhibit 1	Form of Lock-Up Agreement, dated as of January 18, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 19, 2017).

Exhibit 2	Form of Voting Agreement, dated as of August 16, 2017 (incorporated by reference to Exhibit D to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on January 17, 2017).

Exhibit 99.1*	Joint Filing Agreement, dated as of May 15, 2017, by and among the Reporting Persons.

*	Previously filed